January 25, 2013

U.S. Securities & Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:           Meru Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012 (the “Form 10-K”)

File No. 001—34659

Dear Messrs. Gilmore and Edgar:

Meru Networks, Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 27, 2012 relating to the above-referenced filing.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comment letter, and we have set forth below, in bold italics, the text of the Staff’s comments prior to the response.

Item 8. Financial Statements and Supplementary Data

Note. 1. Business and Summary of Significant Accounting Policies

Revenue Recognition. Page 78

1.                                      We note your disclosure that you provide support services for periods ranging from one year to five years.  We also note in your response to our prior comment 9 in your response letter dated February 22, 2010 that you sell support services for periods of more than one year separately and at the time the support service periods ranged from one year to three years.  Please tell us the products in which you offer four and five year initial bundled support (i.e. hardware or stand-alone software) and whether you use vendor-specific objective evidence (“VSOE”) or estimated selling price (“ESP”) in determining the amount to allocate for such support services including how you established VSOE or ESP for such services.  If you provide four and five year initial bundled support for stand-alone software sales and you believe that you have established VSOE for such service periods, please clarify how you determined that these terms were substantive considering the short economic life of the software.

The Company offers a comprehensive suite of support services, which now range up to five years, on all its hardware and software products that can be purchased on a bundled or stand-alone basis.  Product support includes software updates, on a when and if available basis, telephone and internet access to the Company’s technical support as well as support for hardware.  Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period thereby extending the estimated life and usefulness of the product. These upgrades do not include platform-transfer rights.  The Company determined that the four and five year terms on bundled support for stand-alone software sales were substantive as the term of the support is shorter than the term of the license, which is perpetual, and the estimated useful life of the software.

As of January 1, 2011, the Company adopted the Financial Accounting Standards Board Accounting Standards Update (“ASU”) 2009-13 and ASU 2009-14.  As such for new arrangements after December 31, 2010, the Company uses vendor specific objective evidence of fair value (“VSOE”) when it has been established and estimated selling price (“ESP”) when VSOE has not been established. The Company also sells a limited amount of stand-alone software products that provide additional functionality to its hardware suite and uses VSOE in determining the amount to allocate for such support services for these stand-alone software deliverables.

The Company establishes VSOE for these arrangements using the same bell-shaped curve method based on normal pricing and discounting practices discussed in response to prior Staff comment #9 in our response letter dated February 22, 2010, based on sales of multi-year support services arrangements on a stand-alone basis.  The normal pricing for multi-year support services arrangements is based on the normal price of a one year support services arrangement multiplied by the number of years of support services which is then adjusted for the time value of money and the decreased sales and fulfillment effort for support service periods of longer than one year.

The Company establishes ESP for support services based on its normal pricing and discounting practices for support services.  This ESP analysis is performed using the bell-shaped curve method and requires that a substantial majority of the support services selling prices fall within a reasonably narrow pricing range which is typically broader than the range used to evidence VSOE.  The Company believes that this is the price that the Company would sell support services if support services were regularly sold on a stand-alone basis.

The Company notes that sales of stand-alone software are insignificant to total revenues during any of the periods presented.

Note 12. Commitments and Contingencies, page 92

2.                                      We note that on June 13, 2011, you entered into a patent cross license agreement with Motorola Solutions Inc. (“Motorola”) which released you from and avoided certain potential litigation but provided no other future benefits.  We further note that you recorded a loss of $7.2 [million] related to this litigation.  Please provide us with a detailed timeline of the significant events pertaining to this agreement including the dates any complaints were filed, if any, as well as when you began entering into discussions with Motorola regarding this agreement.  Please also tell us what consideration was given to the disclosure requirements of ASC 450-20-50-4 for each period during which this matter was unresolved.

The Company respectfully advises the Staff that regarding the Company’s negotiations with Motorola Solutions Inc. (“Motorola”), the following are the significant events pertaining to the Company’s execution of a patent cross-license agreement.  At no time during the negotiations did either party commence litigation against the other, and the Company continuously maintained that its products did not infringe Motorola’s intellectual property.

On February 8, 2010, the Company received a letter from Motorola in which Motorola asserted claims of patent infringement of at least five (5) Motorola patents.  In the February 8, 2010 letter, Motorola also included the rough framework for a proposed cross-license agreement.  The proposal was not acceptable to the Company’s management and we did not intend to respond to Motorola on that basis.  From February 8, 2010 until May 12, 2010, the parties negotiated the terms for a non-disclosure agreement to facilitate a joint review of the Company’s product in light of the infringement claims.  On October 7, 2010, representatives of the Company and Motorola met to review source code of the Company’s products in an effort by the Company to satisfactorily establish that our products did not infringe the Motorola patents.  In December 2010, the Company agreed to allow Motorola to have an independent party perform a more extensive source code review.  In late December 2010, the Company and Motorola briefly discussed a broad ranging cross-license with a scope that was materially different than the terms discussed and ultimately agreed to in June 2011 (including a proposal by Meru for a perpetual license to Motorola’s entire patent portfolio), but such proposal and discussions immediately were rejected and halted by Motorola.  On February 17, 2011, Company representatives met at the Motorola headquarters to discuss potential business development opportunities in an effort to avoid potential litigation through a commercial relationship.  During this meeting Motorola proposed unacceptable license terms, fees and conditions to the Company.  On March 8, 2011, during a regularly scheduled Board of Director’s meeting, the Company’s Board met and discussed the licensing terms proposed by Motorola during the February 17, 2011 meeting and unanimously rejected Motorola’s proposal.  In April and early May 2011, representatives of the Company and Motorola discussed scheduling a further meeting to be attended by senior management representatives of both Motorola and the Company.  Motorola and the Company agreed to have a senior management meeting on June 2, 2011.  On May 25, 2011, at the Company’s regularly scheduled Board Meeting a presentation was made by litigation counsel regarding the possibility of litigation with Motorola, including potential litigation costs, potential exposure, defenses, potential for liability irrespective of the objective merits of the case and the ability to assert the Company’s patents against Motorola.  During the May 25, 2011 Board meeting, the Board granted the Company’s chief executive officer authority to negotiate a license agreement with Motorola within certain limits to avoid the distraction, costs and uncertainty of litigation in light of the other priorities confronting the Company.  On June 2, 2011, senior executives from the Company, including the company’s chief executive officer, met with senior executives of Motorola.  After lengthy negotiations, the parties agreed to a framework for a patent cross-license agreement.  Between June 2, 2011, and June 13, 2011, the parties finalized their agreement, and executed the patent cross-license agreement on June 13, 2011.

The Company determines the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20.  As more fully described below, we did not include a range of reasonably possible losses in our filings during the period in which the Motorola matter was unresolved because we were unable to determine a range of reasonably possible losses.

We did not furnish any information with respect to a contingent amount or range of loss in the Form 10-K or Form 10-Qs because we believed any estimation of possible losses would not have been meaningful.  Accordingly, we believe that our approach in the Form 10-K and Form 10-Qs, towards disclosing material litigation provides investors an appropriate view of the litigation risks that we faced compared to presenting only a gross range of potential legal costs if litigation were to be initiated (which was uncertain).

With respect to our litigation proceedings, we provide disclosure in our filings regarding the most recent material developments to significant matters, in order to provide investors with material information concerning the potential risks relating to these matters.

Every quarter, the Company undertakes a multi-step assessment of all legal proceedings to determine if loss contingencies are:

(i)    Probable (likely to occur) and estimable;

(ii)   Reasonably possible (more than remote but less than likely); or

(iii)  Remote (chance of occurrence is slight).

All active legal proceedings are reviewed at least quarterly by the Company’s attorneys and accountants.  During these meetings, we discuss all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the opinions of legal counsel and other advisors related to each proceeding; (iv) our experience or the experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) whether there is uncertainty as to the outcome of pending appeals or motions; and (ix) whether there are significant factual issues to be resolved.  At these meetings, we discuss (and eventually conclude): (1) whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; (2) whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or (3) whether a reasonable estimate cannot be made for a matter.

To the extent losses associated with each case are determined to be probable and estimable, a reserve is recorded in the financial statements.  If the loss is determined to be reasonably possible, a further assessment is completed to determine whether or not an estimate of the potential loss can be made, and, if so, disclose an estimate of the possible loss or range of loss; provided, however, if a reasonable estimate cannot be made, we provide a disclosure to that effect.

The determinations are reviewed and discussed by the legal and finance executives, followed by a final determination of any potential liability in accordance with ASC 450-20.  Disclosures also are drafted for the Forms 10-K and 10-Q.

For proceedings where there may be a reasonable possibility of loss, but where we are unable to estimate a range of loss, disclosure is consistent with ASC 450-20-50-5, which states that “disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.” We have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we either do not believe such exposure to be material, or we are unable to determine a range of reasonably possible losses. However, where appropriate we have included a statement to the effect that “[a]t this time, the Company is unable to determine the outcome of this matter and, accordingly, cannot estimate the potential financial impact this action could have on its business, results of operations, cash flows and financial position.”

With respect to litigation or potential litigation matters, there are a number of factors that may complicate the determination of reasonably possible losses, including: (i) the stage of the negotiation or litigation (for example, the impact of incomplete discovery or proofs relating to the procedural matters or substantive merits of the case, the outcome of key motions); (ii) difficulties assessing the theory of damages alleged by the plaintiff until expert reports are obtained, particularly with cases that involve complex claims of lost profits, statutory treble damages or punitive damages; (iii) assessment of the different claims alleged and the various overlapping forms of relief requested, which must be segregated and analyzed separately to determine the validity of the appropriate total claim; (iv) quantification of claims which are alleged over a long period of time, which must be analyzed to determine whether damages accrue for the entire period or for a subset thereof; (v) complex litigation that may include novel claims without legal precedent or when precedents are split; (vi) the likelihood of insurance coverage or third party indemnification; (vii) the tendency of plaintiffs to maintain very high and exaggerated demands until cases reach a critical juncture, such as the filing of dispositive motions or a serious mediation, resulting in rapid and large shifts in demands at these points; (viii) the difficulty in determining the ability of the Company to settle litigation based on performance or remedial actions that do not involve cash until settlement discussions are advanced; and (ix) multi-party litigation involving claims against the Company and other defendants when allocation of liability is uncertain.

We have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we either do not believe such exposure to be material, or we are unable to determine a range of reasonably possible losses.  For proceedings where there may be a reasonable possibility of loss, where we are unable to estimate a range of losses, we will provide disclosure that is consistent with ASC 450-20-50-5 in our future filings.  The Company proposes to include the following additional disclosure in its future filings, as appropriate:

The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.

In our future filings, for proceedings where there may be a reasonable possibility of loss, and where we are able to estimate a range of losses that may be material to the Company, we will disclose the range.

3.                                      With regard to the patent infringement suit filed by Extricom Ltd. (“Extricom”), we note your disclosure indicating that as of March 15, 2012, you were discussing the form, terms and conditions of a potential license and settlement agreement with the expectation that a payment of approximately $2.3 million will be made to Extricom.  We further note that you did not accrue a loss as of December 31, 2011 because you were “unable to allocate the expected payment to any of the elements in the potential license and settlement agreement…”  Please explain your consideration of ASC 450-20-25-2 in determining your accounting as of December 31, 2011.  In this regard, it appears that it was probable that a liability had been incurred and the total amount of the agreement was reasonably estimable.  As part of your response, please explain why you were not able to make a reasonable estimate of the amounts allocable to the components of the agreement.

In the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed on March 15, 2012, we disclosed that during March 2012, the Company was involved in settlement negotiations with Extricom Ltd., (“Extricom”), and that such negotiations had progressed to the point that the parties were discussing the form, terms and conditions of a potential license and settlement agreement with the expectation that a payment of approximately $2.3 million would be made to Extricom, if mutually agreeable terms and conditions can be reached.  The Company and Extricom reached their tentative monetary settlement on March 14, 2012, one day before the Company filed its Form 10-K for the Fiscal Year Ended December 31, 2011, but the terms of the Settlement Agreement, License and Release (the “Extricom Settlement Agreement”) had not been determined.  In our filing we disclosed that given the remaining uncertainties such as further negotiation of the terms and conditions of the Extricom Settlement Agreement that Meru was unable to allocate the expected payment to any of the elements in the potential Extricom Settlement Agreement, and as such, has not adjusted its consolidated financial statements as of December 31, 2011, or as of March 15, 2012, the date of our filing.  While we had reached an agreement in principle on an amount to be paid so that the amount of the estimated settlement was determinable and therefore disclosed, the allocation of the amount to its elements was not practical to estimate as of that time because the ultimate terms of the Extricom Settlement Agreement were not then known and could not be considered and evaluated (until the terms and conditions of the settlement were more fully developed) as described in a Speech  by SEC Staff: Remarks before the 2007 AICPA National Conference  on Current SEC and PCAOB Developments.  The speech notes that “a company must identify each item given and received and determine whether those items should be recognized.”  On April 13, 2012, we entered into the Extricom Settlement Agreement with Extricom at which time we knew all of the terms and conditions of the agreement and determined that the settlement amount should be accrued in the March 31, 2012 consolidated financial statements.

The Company determines the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20.  In our first quarter ended March 31, 2012, the Company recorded an expense of $2.3 million and disclosed this amount in our Form 10-Q (Note 9 – Commitments and Contingencies and Note 15 – Subsequent Event) as the Company was able to properly assess the Extricom Settlement Agreement as well as evaluate the proper accounting treatment.  The Company considered ASC 450-20-25-2 as well as the SEC speech referred to above, and determined that the entire settlement agreement amount of $2.3 million should be recorded as an expense in the quarter ended March 31, 2012, based primarily on our belief that components of the settlement agreement related to the patent portfolio cross licensing have no business value to either party apart from litigation avoidance.

Although we believe that we were in compliance with ASC 450-20-25-2, in our next Annual Report on Form 10-K, to the extent that we incur a liability that is reasonably estimable and allocable, we will note that this is the case and make such allocation in future filings.

*          *          *

In responding to the Securities and Exchange Commission (“SEC”) comment letter, Meru Networks, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its’ filings with the SEC;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please contact me by telephone at (408) 215-5365 or by email at bwhite@merunetworks.com.

Sincerely,

/s/ Brett T. White
Brett T. White
Chief Financial Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089